LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 29, 2023

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-215588 and 811-23226
Roundhill Ether Strategy ETF (S000081201) (the “Fund”)

Dear Ms. Lithotomos:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
291	08/1/2023	485APOS	0000894189-23-005285

If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.

Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary